August 22, 2024

Graydon Bensler
Chief Executive Officer and Chief Financial Officer
Elevai Labs Inc.
120 Newport Center Drive, Ste. 250
Newport Beach, CA 92660

       Re: Elevai Labs Inc.
           Draft Registration Statement on Form S-1
           Submitted August 16, 2024
           CIK No. 0001840563
Dear Graydon Bensler:

       We have conducted a limited review of your draft registration statement and have the following comment.

       Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please revise the prospectus cover page to disclose the termination date of the offering.
       See Item 501(b)(8)(iii) of Regulation S-K
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 22, 2024
Page 2

       Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences